82-35029

Westfield

Westfield Group
11601 Wilshire Boulevard
11th Floor
Los Angeles, CA 90025-1748
Telephone: (310) 575-6057
Facsimile: (310) 478-8776

August 13, 2007

Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

SUPPL

Re: Westfield Group: File No. 82-35029

Enclosed is a copy of a media release for the Westfield Group. This distribution is submitted to you in order to maintain our exemption pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. We also confirm that the Schedule of Information included in our initial submission has not changed.

In order to acknowledge receipt of these materials, please stamp the enclosed copy of this letter, and return it to us in the enclosed envelope.

Yours truly,

Ms. Elizabeth P. Westman
Title: Senior Vice President & Assistant Secretary

Enclosures

8/16

82-35029

Westfield

RECEIVED

2007 AUG 15 P 2:20

10 August 2007

WESTFIELD GROUP ANNOUNCES TRANSACTIONS WITH CBL & ASSOCIATES AND SIMON PROPERTY GROUP

MEDIA RELEASE

The Westfield Group (ASX: WDC) announced today that it has entered into two transactions. The first being an agreement to acquire two shopping centres in the Miami, Florida trade area: Broward Mall in Plantation, and Westland Mall in Hialeah.

In the second transaction, the Group has agreed to divest four St. Louis, Missouri shopping centres: Chesterfield, Mid-Rivers, South County and West County.

"These transactions complement our recent capital raising initiatives, consistent with our ongoing strategy of recycling capital," said Group Managing Director Peter Lowy.

Acquisition of Florida Properties

The Group has entered into a definitive agreement for the acquisition of Broward Mall located in Plantation, Florida, nine miles west of Ft. Lauderdale, and Westland Mall located in Hialeah, Florida, five miles north of Miami International Airport. The purchase price for the two centres is US$400 million, representing an initial yield of approximately 5.5%.

The seller of the two malls is SPG-FCM Ventures, LLC, a 50/50 joint venture between an entity owned by Simon Property Group, Inc. (NYSE: SPG) and funds managed by Farallon Capital Management, L.L.C. SPG-FCM Ventures, LLC acquired Broward and Westland Malls as part of its acquisition of The Mills Corporation in March of 2007.

Broward is an enclosed one-level 1.0 million square foot centre with four anchors: Dillard's, JCPenney, Macy's and Sears, and 125 specialty stores. Specialty store productivity is approximately $470 per square foot and the centre is 89.4% leased.

Westland is an enclosed one-level 820,000 square foot centre anchored by Macy's, Sears and JCPenney, with 96 specialty stores. Specialty store productivity is approximately $460 per square foot and the centre is 85.0% leased.

"We are pleased to expand our presence in Florida with the acquisition of these two centres, both of which have significant long term redevelopment potential," said Mr Lowy.

Divestment of St. Louis Properties

The Group has entered into two separate transactions with CBL & Associates Properties, Inc., (NYSE: CBL) with a minimum gross value of approximately US$1.04 billion, representing a premium to book value.

Westfield has agreed to sell Chesterfield Mall to CBL, and has separately agreed to contribute three centres to a new joint venture vehicle managed and controlled by CBL in return for a preferred minority limited partner interest in the joint venture having a minimum value of approximately US$420 million.

The Group's investment in the joint venture vehicle will be subject to certain redemption rights following the fifth anniversary of the closing.

"We are pleased to be able to complete these transactions with CBL, which allows us to better focus the Group's management expertise into our US portfolio and extensive redevelopment pipeline," said Mr Lowy.

The four St. Louis area centres are currently on average 86% leased and have average sales of US$376 per square foot.

The Group completed a US$237 million redevelopment of West County in 2002, a US$63 million redevelopment of South County also in 2002, and a US$71 million redevelopment of Chesterfield in 2006.

The gross value of the four centres to be transferred by Westfield represents a yield of between 6.0% and 6.2%.

Financial Impact

The transactions, expected to close within 90 days, will result in a dilution in the Group's operational segment earnings of A$15 million in 2008, and are expected to become accretive over the next three years. The distribution forecast of A$1.065 per security will not be affected for the 12 month period to 31 December 2007.

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Notes to Editors:

Westfield Group
The Westfield Group (ASX: WDC), with a market capitalisation of approximately A$37 billion (US$31 billion), is the 9th largest entity listed on the Australian Securities Exchange (ASX). Operating on a global platform, the Group is an internally managed, vertically integrated shopping centre group, undertaking ownership, development, design, construction, funds and asset management, property management, leasing and marketing employing in excess of 4,000 staff worldwide. The Westfield Group has interests in an investment portfolio of 119 shopping centres valued in excess of A$58.4 billion (US$49.7 billion) located in Australia, the United States, New Zealand and the United Kingdom.

CBL & Associates Properties, Inc.
CBL is one of the largest and most active owners and developers of malls and shopping centers in the United States. CBL owns, holds interests in or manages 132 properties, including 80 regional malls/open-air centers. The properties are located in 27 states and total 75.2 million square feet including 2.2 million square feet of non-owned shopping centers managed for third parties. CBL currently has thirteen projects under construction totalling 1.8 million square feet including Pearland Town Center in Houston (Pearland), TX; CBL Center II in Chattanooga, TN; two lifestyle/associated centers, eight mall expansions/redevelopments, and one community center. Headquartered in Chattanooga, TN, CBL has regional offices in Boston (Waltham), MA, and Dallas, TX. Additional information can be found at cblproperties.com.

ENDS

MEDIA RELEASE

END